FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)

FINANCIAL REPORT

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70333

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Finamex International, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Post Oak Blvd., 21st Floor/Office 21-113
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristy Johnson	281-863-6111	kristy.johnson@finamexintl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Finamex International, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kristy Johnson

Title: Chief Financial Officer

Notary Public

BRANDI ARCHER
State of Kansas
My Appt. Exp. Nov. 18, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finamex International, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finamex International, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Finamex International, LLC's management. Our responsibility is to express an opinion on Finamex International, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finamex International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Finamex International, LLC's financial statements. The supplemental information is the responsibility of Finamex International, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Finamex International, LLC's auditor since 2020.

Celeste, Texas
March 31, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash and cash equivalents	$ 633,382
Clearing deposit	150,000
Accounts receivable	185,836
Prepaid expenses	33,618
TOTAL ASSETS	$ 1,002,836
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 15,953
Accrued compensation and related costs	91,224
Payable to clearing broker/dealer	4,555
TOTAL LIABILITIES	111,732
Member's Equity	891,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,002,836

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Income
Year Ended December 31, 2021

Revenue	
Securities commissions	$ 100,346
Services revenue	185,836
Interest	1,841
TOTAL REVENUE	288,023
Expenses	
Compensation and related costs	351,181
Execution and clearing	100,984
Occupancy and equipment	10,852
Professional fees	202,409
Regulatory fees and expenses	4,741
Technology and communications	25,349
Other expenses	27,642
TOTAL EXPENSES	723,158
NET LOSS	$ (435,135)

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Balances at December 31, 2020	$ 1,326,239
Net loss	(435,135)
Balances at December 31, 2021	$ 891,104

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(435,135)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Changes in assets and liabilities		
Increase in accounts receivable		(185,836)
Increase in prepaid expenses		(2,682)
Decrease in accounts payable		(5,819)
Increase in accrued compenation and related costs		91,224
Decrease in payable to clearing broker/dealer		(14,770)
Net cash used in operating activities		(553,018)
Net decrease in cash		(553,018)
Cash at beginning of year		1,186,400
Cash at end of year	$	633,382

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes	$	-
Interest	$	-

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Finamex International, LLC (the Company), a wholly-owned subsidiary of Finamex USA, LLC (the Parent), was organized in March 2019 as a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage services to individuals located in Mexico and providing chaperone and referencing services for equity transactions to its Parent's Parent.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Revenue Recognition

Revenue from contracts includes securities commissions and services revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company also acts as a chaperone for transactions between its U.S. institutional investors and its Parent's Parent, pursuant to Exchange Act Rule 15a-6, for which the Company receives a flat fee per month as securities commission for these trades. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

The Company earns services revenue under an agreement with its Parent's Parent. The Company believes the performance obligation for providing services revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are earned monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer. The agreement also requires minimum monthly charges of $10,000.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, The Company had net capital of $671,448, which was $421,448 in excess of its required net capital of $250,000. The Company's net capital ratio was .17 to 1.

Note 4 - Office Lease

The Company leases office space in Houston, Texas on a month-to-month basis for approximately $950 per month. Rental expense for the office lease totaled $10,412 for the year.

Note 5 - Concentration of Credit Risk

Cash held is in excess of the SIPC protection of $250,000, creating a credit risk of $201,071 at December 31, 2021.   Cash balances fluctuate on a daily basis.

Accounts receivable from the Parent's Parent at December 31, 2021, totals $185,836, or approximately 19% of total assets.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - <u>Off-Balance-Sheet Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - <u>Related Party Transactions</u>

The Company and its Parent's Parent have entered into an agreement (Agreement) under which the Company acts as a chaperone for transactions between its U.S. institutional investors and its Parent's Parent, pursuant to Exchange Act Rule 15a-6, effective December 10, 2020. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. The Agreement has automatically renewed through 2022. Under the Agreement, the Company receives a flat fee per month of $5,000 as securities commission for these trades, which totaled $60,000 for 2021.

The Company and its Parent's Parent have entered into a Services Agreement (Services Agreement) effective July 1, 2021. The Services Agreement is cancelable by either party upon at least 30 days prior notice. Under the Services Agreement, the Company provides referencing services for equity transactions to the Parent's Parent. The Services Agreement requires the Parent's Parent to pay the Company 6% of net equity sales. The percentage due under the Services Agreement will be reviewed and updated by the parties every six months. Services revenue earned under the Services Agreement totaled $185,836 during 2021, which is receivable at December 31, 2021.

Note 9 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 31, 2022, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2021

Computation of Net Capital	
Total member's equity qualified for net capital	$ 891,104
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	185,836
Prepaid expenses	33,618
Total deductions and/or charges	219,454
Net capital before haircuts on securities	671,650
Haircuts on securities	
Cash	202
Net Capital	$ 671,448
Aggregate indebtedness	
Accounts payable	$ 15,953
Accrued compensation and related costs	91,224
Payable to clearing broker/dealer	4,555
Total aggregate indebtedness	$ 111,732
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 421,448
Ratio of aggregate indebtedness to net capital	.17 to 1
Reconciliation of Computation of Net Capital	
Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report	$ 761,641
Increase in accrued compensation and related costs	(90,192)
Rounding	(1)
Net capital as computed above	$ 671,448

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Finamex International, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Finamex International, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Finamex International, LLC stated that Finamex International, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing chaperone and referencing services for equity transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Finamex International, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Finamex International, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 31, 2022

11

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



Finamex International, LLC's Exemption Report

Finamex International, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Finamex International, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2. Finamex International, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing chaperone and referencing services for equity transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Finamex International, LLC

I, Kristy K. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kristy K. Johnson

Signature

Chief Financial Officer

March 29, 2022